CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$1,248,000	$49.05

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 15, 2008 (To the Prospectus dated August 27, 2008, Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

US$1,248,000

Floating Rate Notes due October 21, 2013

Linked to Changes in the Consumer Price Index

Medium-Term Notes, Series A, No. R-03

Principal Amount:	US$ 1,248,000	Issuer:	Barclays Bank PLC (Rated AA/Aa1)*
Issue Price:	100%	Series:	Medium-Term Notes, Series A
Principal Protection Percentage:	100%	Original Issue Date:	October 20, 2008
CUSIP Number:	06738QQW1	Maturity Date:	October 21, 2013.
ISIN:	US06738QQW14	Denominations:	Minimum denominations of US $1,000 and in integral multiples of US$1,000 thereafter.
Business Day:	☒ New York ☐ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☒ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below):

☐        Fixed Rate

☒       Regular Floating Rate

☐        Inverse Floating Rate (see page S-37 of the prospectus

         supplement for a description of inverse floating rate Notes)

☐        Other (see description in this free writing prospectus)

Day Count Convention: ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365 ☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate: ☐ CD Rate ☐ CMS Rate ☐ CMT Rate Designated CMT Telerate Page: ☐ 7051 ☐ 7052 ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ EURIBOR

☐        Federal Funds (Effective) Rate

☐        Federal Funds (Open) Rate

☐        LIBOR

  Designated LIBOR Page:      ☐ Reuters:

      ☐ Telerate:

☐        Prime Rate

☐        Treasury Rate

☒       Consumer Price Index (the “CPI”); Reference Month:

   the third calendar month prior to the month of the

   relevant interest payment date.

☐        Other (see description in this free writing prospectus)

Index Maturity:	Not applicable.
Spread:	2.10%	Maximum Interest Rate:	None
Multiplier:	1	Minimum Interest Rate:	0.00% (no less than 0.00%).
Initial Interest Rate:	7.472%
Interest Rate Formula:	CPI Performance plus 2.10% per annum.
Interest Determination Date:	Not applicable.
Interest Payment Date:	☒ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, In arrears on the 20th day of the month, commencing on November 20, 2008 and ending on the maturity date.
Rate Cut-Off:	None.
Interest Period:	The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date (which is November 20, 2008). Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date.
Interest Reset Date:	The first day of each interest period, commencing on November 20, 2008. .
Redemption at the Option of the Company:	Not applicable
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Factors ” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4.00%	96.00%*
Total	$1,248,000	$49,920	$1,198,000

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

GENERAL TERMS FOR THE NOTES

You should read this pricing supplement together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Interest Rate Payable on the Notes Assuming a Range of Performance for the Reference Rate?

The following table illustrates the interest rates on the Notes that may be payable on an interest payment date. The hypothetical interest rates set forth below assume an initial CPI level of 208 for the twelfth month prior to each applicable reference month. The numbers appearing in the following table and examples have been rounded for ease of analysis.

CPI Level for the Reference Month	CPI Performance	Spread	Interest Rate
100	-51.92%	2.10%	0.00%
125	-39.90%	2.10%	0.00%
165	-20.67%	2.10%	0.00%
180	-13.46%	2.10%	0.00%
195	-6.25%	2.10%	0.00%
200	-3.85%	2.10%	0.00%
204	-1.92%	2.10%	0.18%
206	-0.96%	2.10%	1.14%
208	0.00%	2.10%	2.10%
209	0.48%	2.10%	2.58%
212	1.92%	2.10%	4.02%
215	3.37%	2.10%	5.47%
220	5.77%	2.10%	7.87%
225	8.17%	2.10%	10.27%
240	15.38%	2.10%	17.48%
275	32.21%	2.10%	34.31%
300	44.23%	2.10%	46.33%

Hypothetical Examples of Interest Payments

The following examples illustrate how the interest rates set forth in the table above are calculated.

You will not receive less than the principal amount of the Notes if you hold the Notes to maturity.

Step 1: Calculate CPI Performance.

CPI Performance for each interest payment date is equal to the annual percentage change in the CPI for the period up to and including the stated calendar month prior to the month of the relevant interest payment date (the “reference month”). As an example, if the reference month is the third calendar month prior to the month of the relevant interest payment date, an interest payment payable in March 2011 would reflect the percentage change in the CPI from December 2009 to December 2010. Steps 1-3 illustrate the calculation of two hypothetical calculations for an interest payment payable in November 2010.

CPI Performance will be calculated as follows:

CPIF–CPII
CPII

where,

CPIF = the CPI level for the applicable reference month; and

CPII = the CPI level for the month one year prior to the applicable reference month.

CPI Performance Calculation

Example 1: Based on a hypothetical CPI level of 208 for August 2009 and 212 for August 2010 CPI Performance for November 2010 would be 1.96%, calculated as follows:

212 – 208	= 1.92%
208

Example 2: Based on a hypothetical CPI level of 208 for August 2009 and 200 for August 2010, CPI Performance for November 2010 would be –3.85%, calculated as follows:

200 – 208	= –3.85%
204

Step 2: Calculate the annual interest rate for each interest payment date.

The annual interest rate payable equals CPI Performance plus a spread of 2.10%, with a minimum interest rate of 0.00%. If the annual interest rate payable on any interest payment date is zero or negative, you will not receive an interest payment on the corresponding interest payment date.

Interest Rate Calculation

Example 1: Based on a hypothetical CPI Performance of 1.92% for November 2010 and a spread of 2.10%, the annual interest rate payable in November 2010 would be 4.02% calculated as follows: 1.92% plus the spread of 2.10% = 4.02%.

Example 2: Based on a hypothetical CPI Performance of -3.85% for November 20010 and a hypothetical spread of 2.10%, the annual interest rate payable in November 2010 would be 0.00% calculated as follows: -3.85% plus the spread of 2.10% = -1.75%, with a minimum interest rate of 0.00% = 0.00%.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, the calculation agent will calculate the interest rate payable by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day. If CPI Performance on any interest payment date is zero or negative, you will not receive an interest payment on the corresponding interest payment date.

Interest Payment Calculation

Example 1: Based on the above hypothetical CPI Performance of 1.92% for November 2010 and a spread of 2.10%, and therefore a hypothetical interest rate payable in November 2010 of 4.02%, the interest payment amount on $1,000 principal amount of Notes would be $3.16, calculated as follows:

Interest Factor = 4.02% x (30/360) = 0.335%

where, 30/360 is the applicable day count fraction for the relevant interest period where the interest payment is paid monthly.

Interest Payment = $1,000 x 0.335% = $3.35

Example 2: Based on the above hypothetical interest rate payable in November 2010 of 0.00%, the interest payment amount on a $1,000 principal amount of Notes would be $0.00.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, if applicable, regardless of the performance of the reference rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Interest Payments—Your Notes will pay interest linked to changes in the performance of the CPI.

•

Tax Treatment—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. The Notes may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. For example, it is possible that the Notes should be treated as “contingent payment debt instruments” as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.”

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

CPI Risk—Because the variable rate paid on the Notes is linked to the CPI, you are assuming the risk that the level of the CPI decreases or does not change. You are also assuming the risk that the Bureau of Labor Statistics changes the way in which the CPI is calculated, which may result in lower or no interest payments. If there are only minimal increases, no changes or decreases in the CPI, the interest rate paid on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

Historical Information

The following table sets forth CPI levels and CPI performance for the dates indicated in 2004, 2005, 2006, 2007, and the beginning of 2008. The historical levels of the reference rate should not be taken as an indication of future performance, and no assurance can be given that the reference rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any interest payment date.

	2004		2005		2006		2007		2008
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	185.2	1.93%	190.7	2.97%	198.3	3.99%	202.416	2.08%	211.080	4.28%
February	186.2	1.69%	191.8	3.01%	198.7	3.60%	203.499	2.42%	211.693	4.03%
March	187.4	1.74%	193.3	3.15%	199.8	3.36%	205.352	2.78%	213.528	3.98%
April	188.0	2.29%	194.6	3.51%	201.5	3.55%	206.686	2.57%	214.823	3.94%
May	189.1	3.05%	194.4	2.80%	202.5	4.17%	207.949	2.69%	216.632	4.18%
June	189.7	3.27%	194.5	2.53%	202.9	4.32%	208.352	2.69%	218.815	5.02%
July	189.4	2.99%	195.4	3.17%	203.5	4.15%	208.299	2.36%	219.964	5.60%
August	189.5	2.65%	196.4	3.64%	203.9	3.82%	207.917	1.97%	219.086	5.37%
September	189.9	2.54%	198.8	4.69%	202.9	2.06%	208.490	2.76%	218.783	4.94%
October	190.9	3.19%	199.2	4.35%	201.8	1.31%	208.936	3.54%
November	191.0	3.52%	197.6	3.46%	201.5	1.97%	210.177	4.31%
December	190.3	3.26%	196.8	3.42%	201.8	2.54%	210.036	4.08%

Source: Bureau of Labor Statistics website.

*	Growth means the annual percentage change in the level of the CPI

PS-5